Exhibit 96.1

Technical Report Summary on

Texas Lime Company Limestone Operation

Johnson County, Texas, USA

Prepared for:

United States Lime and Minerals, Inc.

SK-1300 Report

Effective Date December 31, 2023

Report Date: February 20, 2024

DISCLAIMERS AND QUALIFICATIONS

SYB Group, LLC (“SYB”) was retained by United States Lime & Minerals, Inc. (“USLM”) to prepare this Technical Report Summary (“TRS”) related to Texas Lime Company (“TLC”) limestone reserves and resources, which was also prepared by SYB and originally filed as exhibit 96.1 to the USLM form 10-K for the year ended December 31, 2021. This TRS provides a statement of TLC’s limestone reserves and resources at its mine located in Johnson County, Texas and has been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (“CFR”) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use by USLM and its affiliates and is effective December 31, 2023.

This TRS was prepared by SYB Group’s President who meets the SEC’s definition of a Qualified Person and has sufficient experience in the relevant type of mineralization and deposit under consideration in this TRS.

In preparing this TRS, SYB relied upon data, written reports and statements provided by TLC and USLM. SYB has taken all appropriate steps, in its professional opinion, to ensure information provided by TLC and USLM is reasonable and reliable for use in this report.

The Economic Analysis and resulting net present value estimate in this TRS were made for the purposes of confirming the economic viability of the reported limestone reserves and not for the purposes of valuing TLC or its assets. Internal Rate of Return and project payback were not calculated, as there was no initial investment considered in the financial model. Certain information set forth in this report contains “forward-looking information,” including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The ability to recover the reported reserves depends on numerous factors beyond the control of SYB Group that cannot be anticipated. Some of these factors include, but are not limited to, future limestone prices, mining and geologic conditions, obtaining permits and regulatory approvals in a timely manner, the decisions and abilities of management and employees, and unanticipated changes in environmental or other regulations that could impact performance. The opinions and estimates included in this report apply exclusively to the TLC mine as of the effective date of this report.

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional geologic practices.

SYB hereby consents to the use of TLC’s limestone reserve and resource estimates as of December 31, 2023 in USLM’s SEC filings and to the filing of this TRS update as an exhibit to USLM’s SEC filings.

Qualified Person: /s/ Keith V. Vickers

Keith V. Vickers, TXPG #3938

President, SYB Group, LLC

1216 W. Cleburne Rd

Crowley, TX 76036

Table of Contents

List of Figures		4
List of Tables		5
1	Executive Summary	6
2	Introduction	7
3	Property Description	9
4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	10
5	History	11
6	Geological Setting, Mineralization, and Deposit	11
7	Exploration	16
8	Sample Preparation, Analyses, and Security	21
9	Data Verification	22
10	Mineral Processing and Metallurgical Testing	23
11	Mineral Resource Estimates	23
12	Mineral Reserve Estimates	26
13	Mining Methods	27
14	Processing and Recovery Methods	29
15	Infrastructure	29
16	Market Studies	30
17	Environmental Studies, Permitting and Plans, Negotiations or Agreements with Local Individuals or Groups	30
18	Capital and Operating Costs	31
19	Economic Analysis	31
20	Adjacent Properties	36
21	Other Relevant Data and Information	36
22	Interpretation and Conclusions	36
23	Recommendations	36
24	References	36
25	Reliance on Information Provided by the Registrant	37
Appendix A: List of Data Included in the Geologic Model		38
Appendix B: Annual Cash Flow Analysis		39

List of Figures

1.	Fig. 3.1	Texas Lime Company Plant and Mine Location
2.	Fig. 6.1-1	Geologic Map of Texas, Surface Geology and Stratigraphy (TBEG, 1997)
3.	Fig. 6.1-2	Paleomap of the Cretaceous Western Interior Seaway
4.	Fig. 6.4-1	Detailed Fredericksburg Group stratigraphic column
5.	Fig. 6.4-2	Topography, N-S Cross Section and Hole Profile with Stratigraphy and CaCO, %
6.	Fig. 7.1-1	TLC Core and Test Holes utilized in Geologic Model
7.	Fig. 7.1-2	Example of TLC Hole Log, Core Hole TLC 16-12
8.	Fig. 7.2-1	TLC Property Outcrop Geology
9.	Fig. 11.3	TLC Ore Top Structure Map
10.	Fig. 13.4	Final TLC Pit Boundaries
11.	Fig. 15.1	TLC Infrastructure Map

List of Tables
1.	Table 1.1	Texas Lime Company – Summary of Limestone Mineral Resources as of December 31, 2023, Based on $12.70 Crushed Limestone
2.	Table 1.2	Texas Lime Company – Summary of Limestone Mineral Reserves as of December 31, 2023, Based on $12.70 Crushed Limestone
3.	Table 1.3	Capital Costs
4.	Table 1.4	Operating Costs
5.	Table 2.3	Glossary of Terms and Abbreviations
6.	Table 2.4	Visits Made by QP to TLC
7.	Table 5.2	Historical Exploration and Development Drilling
8.	Table 6.4	TLC Property Stratigraphy
9.	Table 7.1-1	All TLC Drilling Projects
10.	Table 7.1-2	Summary of 1955 and 1958 TLC Mine Site Drilling
11.	Table 7.1-3	Summary of 2016 Development Drilling
12.	Table 7.1-4	Summary of 2018 Exploration Drilling
13.	Table 7.2	Summary of Measured Section Sampling
14.	Table 11.2-4	Resource Parameter Assumptions
15.	Table 11.3	Summary of Drill Hole Database for the Model
16.	Table 11.4-1	Texas Lime Company – Summary of Limestone Mineral Resources as of December 31, 2023, Based on $12.70 Crushed Limestone
17.	Table 12.4	Texas Lime Company – Summary of Limestone Mineral Reserves as of December 31, 2023, Based on $12.70 Crushed Limestone
18.	Table 17.1	Mining and Environmental Permits
19.	Table 18.1	Capital Costs
20.	Table 18.2	Operating Costs
21.	Table 19.3-1	Sensitivity Analysis: Varying Discount Rate
22.	Table 19.3-2	Sensitivity Analysis: Varying Limestone Mining Cost
23.	Table 19.3-3	Sensitivity Analysis: Varying TLC East Area Mining Cost
24.	Table 19.3-4	Sensitivity Analysis: Varying Contractor Stripping Cost
25.	Table 19.3-5	Sensitivity Analysis: Varying All Mining and Contract Mining and Stripping Costs
26.	Table 19.3-6	Sensitivity Analysis: Varying Limestone Price

1Executive Summary

This Technical Report Summary (“TRS”) is an update to the December 31, 2021 (filed March 2, 2022) to that TRS. This report contains reconciled resources and reserves, updates economic estimates, and extends to the crushing circuit output point of reference.

The Texas Lime Company (“TLC”) mine is a production stage, open pit mine that produces high-grade limestone with calcium carbonate (“CaCO3”) quality above 96.0% from the Edwards formation that is delivered to the crushing circuit. After processing by the crushing circuit, the crushed limestone is available for sale to customers or TLC operations usage. The TLC mine is located in Johnson County, Texas on approximately 5,200 acres owned by TLC that contains known high-grade limestone reserves in a bed that typically ranges from 25 ft. to 35 ft. Operations began at the TLC mine in the 1940’s.

Mining at the TLC mine consists of pushing aside the topsoil and overburden using conventional earthmoving equipment and methods. The topsoil and overburden are used as backfill for nearby previously mined pits. The limestone ore body is then drilled and blasted, followed by loading and haulage utilizing conventional limestone mining equipment. The extracted limestone is hauled to the crushing circuit for processing and then distribution to customers or the TLC operations as the need arises.

The TLC mine has procured, and is operating in compliance with, the required air and storm water permits that are required by the Texas Commission on Environmental Quality. TLC will be required to renew the permits when they expire in January 2026.

The TLC mine currently averages an annual production rate of approximately 1,600,000 tons of limestone per year. The expected mine life at that rate of production is approximately 65 years.

Over the last 65+ years, drilling reports from drilling programs performed and historical production records have established that the Edwards formation limestone has consistent high-grade limestone (CaCO3 quality above 96.0%) in the TLC mine property. They have also confirmed the 25 to 35 ft. thickness of the Edwards limestone ore interval as well as the relatively shallow overburden that is favorable for open pit mining. The drilling data, along with information from mining faces and examination of widely spread Edwards outcrops, allow a high degree of geological confidence to be assigned to the quality and lateral continuity of the limestone on the property.

As noted in Section 2.1, Keith Vickers of SYB Group (“SYB”), a consultant for United States Lime & Minerals, Inc. (“USLM”) for over 20 years, served as the Qualified Person (“QP”) and prepared the estimates of limestone mineral resources and reserves for the TLC mine. Summaries of the TLC mine’s limestone mineral resources and reserves are shown below in Tables 1.1 and 1.2, respectively. Sections 11 and 12 sets forth the definitions of mineral resources and reserves as well as the methods and assumptions used by the QP in determining the estimates and classifications of the TLC mine’s limestone mineral resources and reserves.

Table 1.1 Texas Lime Company – Summary of Limestone Mineral Resources as of December 31, 2023, Based On $12.70 Crushed Limestone 1, 2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)3
Total Mineral Resources[4]	113,180,000	Above 96.0 (CaCO3)	N/A
Measured Mineral Resources[5]	0	Above 96.0 (CaCO3)	N/A
Indicated Mineral Resources	0	Above 96.0 (CaCO3)	N/A
Total Measured and Indicated Resources	0	Above 96.0 (CaCO3)	N/A

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023.

2 Crushed limestone through the crushing circuit.

3 N/A: Not Applicable because estimated resources are in place.

4 Inclusive of Limestone Mineral Reserves.

5 Exclusive of Mineral Reserves.

Table 1.2 Texas Lime Company – Summary of Limestone Mineral Reserves as of December 31, 2023, Based On $12.70 Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)
Probable Reserves	47,532,000	Above 96.0 (CaCO3)	95.0
Proven Reserves	59,989,000	Above 96.0 (CaCO3)	95.0
Total Mineral Reserves	107,521,000	Above 96.0 (CaCO3)	95.0

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023.

2 Crushed limestone through the crushing circuit.

The modeling and analysis of the TLC mine’s resources and reserves has been developed by TLC and USLM personnel and reviewed by management of the companies, as well as the QP. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QP and personnel of the companies.

The TLC mine has been a stable producer of crushed limestone using the current equipment fleet and operating parameters for many years. This operating history and its 2024 budget were used to estimate the unit costs for limestone mining, overburden stripping, and annual sustaining capital expenditures. As the area where mining activity changes, the distance from the existing crushing facility changes, causing changes to the haulage distance. This will require changes to the haul truck fleet size in certain future years. Capital and operating costs reflect the increased haulage requirement as shown in Appendix B. The fleet size is four trucks from 2024 until 2031. From 2031 to 2039 the fleet size is five trucks. From 2040 to 2041 the fleet size is three trucks. From 2042 to 2047 the fleet size is four trucks and from 2048 to 2062 the fleet size is five trucks. Tables 1.3 and 1.4 set forth the estimated capital costs and operating costs, respectively, used to estimate future operations for the TLC mine.

Table 1.3 Capital Costs

Capital Cost Estimate	Cost
Annual Maintenance of Operations	$1,315,000
Haul Truck Cost	$900,000

Table 1.4 Operating Costs

Operating Cost Estimate	Cost
Limestone Mining Cost Per Ton	$4.81
Contractor Limestone Mining Cost Per Ton	$5.05
Overburden Stripping Cost Per Ton	$2.25

It is the QP’s overall conclusions that:

1.

Geologically, the TLC mine limestone deposit has been proven by regional and detailed local drilling and sampling to have quality and thickness that is very consistent. Because of the simple geology, the mining method for the mine is straightforward and consists of uncomplicated open pit mining.

2.	The data detailed in this report that was used to estimate the resources was adequate for the resource interpretation and estimation.
3.

TLC has successfully mined this resource for many years using the same methods that are projected into the future. Significant increases in the cost of mining coupled with large decreases in the selling price of limestone would be required to make mining uneconomic. Historically, TLC has been able to increase sales prices in line with cost increases.

4.

There are no significant factors onsite that will impact the extraction of this ore body. TLC has been in operation for many decades during varying economic and market conditions. The mining operation has been modernized over the last 25 years, which has allowed it to optimize mining of the limestone deposit.

5.

Absent unforeseen changes in economic or other factors, including additional federal or state environmental regulations, the economic analysis and the quantity of Proven Reserves indicate the operation reasonably has approximately 65 years of estimated mine life at current production levels.

2Introduction

This TRS is intended to be an update to the TRS filed December 31, 2021. Unchanged sections are included for clarity and completeness. There has not been any drilling programs on the property since the 2021 filing. The resource and reserve tables have been reconciled for production since the filing date of the previous TRS through the effective date of this update. A primary update was moving the sales point of reference from before the primary crusher to after the crushing circuit and aligning the costs associated with production and sale of crushed limestone.

2.1Issuer of the Summary

Mr. Keith Vickers of SYB Group, LLC (“SYB”), a consultant for USLM for over 20 years, prepared this Technical Report Summary (“TRS”) on TLC’s mining operations located in Johnson County, Texas. Mr. Vickers is a Qualified Person (“QP”). USLM is a publicly-traded company on the NASDAQ Stock Exchange under the ticker symbol USLM and TLC is a wholly-owned subsidiary of USLM.

2.2Terms of Reference and Purpose

The purpose of this TRS is to support the updated disclosure of mineral resource and reserve estimates for TLC’s existing mining operations located in Johnson County, Texas, as of December 31, 2023. This TRS is to fulfill 17 Code of Federal Regulations (“CFR”) § 229, “Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975 – Regulation S-K,” subsection 1300, “Disclosure by Registrants Engaged in Mining Operations.” The mineral resource and reserve estimates presented herein are classified according to 17 CFR § 229.1300 Definitions.

The QP prepared this TRS with information from various sources with detailed data about the historical and current mining operations, including individuals who are experts in an appropriate technical field.

The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation; and ii) the assumptions, conditions, and qualifications outlined in this TRS.

Unless stated otherwise, all volumes and grades are in U.S. customary units and currencies are expressed in 2023 U.S. dollars. Distances are described in U.S. standard units.

2.3Sources of Information

This TRS is based upon engineering data, financial and technical information developed and maintained by TLC or USLM personnel, work undertaken by third-party contractors and consultants on behalf of the mine, public data sourced from the United States Geological Survey, Texas Bureau of Economic Geology, internal TLC technical reports, previous technical studies, maps, TLC letters and memoranda, and public information as cited throughout this TRS and listed in Section 24. Table 2.3 is a list of the terms used in this TRS.

The 2021 TRS was prepared by Keith V. Vickers, BSGeol, MSGeol, TXPG #3938, CPetG #6152. Detailed discussions with the following were held during the preparation of the 2021 TRS:

Mr. Timothy W. Byrne, President, CEO, USLM, Dallas, Texas

Mr. Michael L. Wiedemer, Vice President, CFO, USLM, Dallas, Texas

Mr. Russell R. Riggs, Vice President, Production, USLM, Dallas, Texas

Mr. M. Michael Owens, Corporate Treasurer, USLM, Dallas, Texas

Mr. Jason Nutzman, Director of Legal and Compliance, USLM, Dallas, Texas

Mr. Wendell Smith, Director of Environmental, USLM Dallas, Texas

Mr. Julius J. Harris, Vice President and Plant Manager, TLC, Cleburne, Texas

Mr. Peter McKenzie, Mine Manager, TLC, Cleburne, Texas

Mr. Tom Quinlan, Quality Control Laboratory Manager, TLC, Cleburne, Texas

Mr. Keith Vickers, SYB Group, USLM Consulting Geologist, Crowley, Texas

Discussions with the following were held for the preparation of this updated TRS:

Mr. Timothy W. Byrne, President, CEO, USLM, Dallas, Texas

Mr. Michael L. Wiedemer, Vice President, CFO, USLM, Dallas, Texas

Mr. M. Michael Owens, Corporate Treasurer, USLM, Dallas, Texas

Mr. Jason Nutzman, Director of Legal and Compliance, USLM, Dallas, Texas

Mr. Julius J. Harris, Vice President and Plant Manager, TLC, Cleburne, Texas

Mr. Peter McKenzie, Mine Manager, TLC, Cleburne, Texas

Mr. Keith Vickers, SYB Group, USLM Consulting Geologist, Crowley, Texas

Table 2.3 Glossary of Terms and Abbreviations

Term	Definition
AAPG	American Association of Professional Geologists
AASHTO	American Association of State Highway and Transportation Officials
ASTM	American Society for Testing and Materials
CaCO3	Calcium Carbonate
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFR	Code of Federal Regulations
DFW	Dallas Fort Worth
DTM	Digital Terrain Model
E	East
F.	Fahrenheit
Fig.	Figure
ft.	Feet
GLONASS	Global Navigation Satellite System
GPS	Global Positioning System
LiDAR	Light Detection and Ranging
LST	Limestone
N	North
NAD	North American Datum
NPV	Net Present Value
P.E.	Professional Engineer
PG	Professional Geologist
QP	Qualified Person
QC/QA	Quality Control/Quality Assurance
S	South
SOFR	Secured Overnight Financing Rate
TRS	Technical Report Summary
TLC	Texas Lime Company
U.S.	United States
USGS	United States Geological Survey
USLM	United States Lime and Minerals, Inc.

WAAS	Wide Area Augmentation System
W	West
XRF	X-Ray Fluorescence

2.4Personal Inspection

The QP, who has been a consulting geologist for USLM for over 20 years, is familiar with TLC’s mine geology and operations. In addition, the QP conducted onsite visits to review data, confirm protocols, and gather specific information required for the TRS not previously available to him.

On September 3, 2021, the QP met TLC personnel in the TLC mine office to review the drill hole and surface sample database and discuss what data was available and needed for the TRS. The QP inspected the mine and reviewed the core storage methods. Core logging and sampling procedures were verified. The QP discussed quality control and quality assurance with the TLC QC/QA laboratory manager. A review of the core sawing methods and sample preparation for analytical tests also occurred.

On November 29, 2021, the QP visited the site to update and review a report checklist with TLC management and personnel. Also attending this visit was Mr. Peter Christensen (consultant) to provide clarity and insight into the new SK-1300 regulatory requirements. A review of the resource areas, grade controls, and production hole sampling and surveying procedures occurred at the plant office. The QP also inspected several mined locations in the mine to examine the consistency and thickness of the limestone interval. The mining faces were also compared to the existing geologic model and the QP met with the TLC QC/QA laboratory manager to obtain laboratory and X-Ray Fluorescence (“XRF”) standard certifications and instrument service/care contracts. Table 2.4 is a partial list of dates the QP has visited the mine.

Table 2.4 Visits Made by QP to TLC

Date	Reason
1997	Performed Resource Estimate Based on Available Data
2008	Geologic Modeling from Test and Production Holes
2011	Supervise Percussion Drilling Project
2014	Oriented New Mine Manager, Assisted in Updating Stripping Program
2015	Updated Mine Model from Recent Production Data
2016	Supervised Core Drilling Project
2017	Geologic Support Adjacent Property Acquisition
2018	Geologist for Exploration Drilling, Adjacent Property

3Property Description

3.1Property Description and Location

TLC’s operations (32°15’28.65” N, -97°33’46.41” W, Fig. 3.1, Google Earth, 2021) are located in Johnson County, southwest of Cleburne, Texas, 12 miles by a state highway.

Note:
Regional Map
Source: Texas Highway Department
TLC Ops.
TX Hwy 67
Dallas TX
64 Miles
Park Rd. 21
Mine
TLC Ops.
N
One Mile
32.28
32.26
32.24
32.22
-97.62
-97.6
-97.58
-97.56
-97.54
-97.52
-97.5
Source: USGS Topo.
& Texas Hwy. Depart.
Map Coordinates = Decimal Degrees WGS84
Blue = TLC Property Boundary
Red = Plant Site

Fig. 3.1 Location and Resource Area Map for Texas Lime Company Operations

3.2Mineral Rights

TLC wholly owns in fee (surface and mineral) approximately 5,200 acres with the exception of 333 +/- acres in Tract 1, Abstract 200, in which it owns the entire mineral estate only (no surface) (AcreValue website, 2021) (USLM internal report). Title includes a clause for negotiating the purchase of the surface. Information was furnished by TLC.

3.3Significant Encumbrances or Risks to Performing Work on the Property

There are no significant issues or risks to work on the properties outside of those generally related to mining operations.

3.4Lease Agreements and Royalties

TLC does not receive any royalties as it is not the lessor for any mineral rights on its properties.

4Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1Topography, Vegetation, and Physiography

The area’s topography comprises broad valleys associated with the Brazos River drainage and abundant small branch valleys extending on either side of the river. TLC’s operations are on one of the ridge and plateau areas. The elevation ranges from 990 ft. to 660 ft. There is little soil covering the rock outcrops along the sides and ends of the ridges; slightly more occurs on top.

The tree types are consistent with the vegetation typically found in this region. The flat valley floors are primarily agricultural land with hay pastures the dominant agri-businesses.

The operation is in the physiographic province known as the Grand Prairie (Texas Almanac website, 2019). Rocky soils on limestone units and clay-rich soil developed on shale and clay and marl units characterize this province. Much of the province has thin to no soil thickness that results in treeless terrain for the most part.

4.2Accessibility and Local Resources

Primary access to the operation is by State Highway 67 and then by State Park Road 21 or county road 1434. Cleburne has a population of approximately 30,000 and is served by a municipal airport. Commercial airline travel is through DFW International Airport, 65 miles away. Roads are well paved with broad shoulders and load weight designed for multi-axle trucks. The majority of the operation’s workers live in Johnson County and some live in the surrounding counties.

4.3Climate and Operating Season

The average rainfall for Johnson County is 38 inches of rain per year. The County averages one inch of snow per year. On average, there are 231 sunny days per year in Johnson County. The County averages 75 precipitation days per year. Precipitation is rain, snow, sleet, or hail that falls to the ground. The average temperature ranges from a high in July of 95 degrees F. to a low of 33 degrees F. in January (https://www.bestplaces.net, 2021). There are infrequent winter storms that may make operations pause for a day or so but nothing long-term. The above conditions make year-round mine operation possible with little weather-related lost time.

4.4Infrastructure

4.4.1Water

There are no issues with the water supply. The operation water requirements are served by a water well and ponds.

4.4.2Energy Supply

Fuel supply for TLC’s mining operations is from distributors in Johnson County.

4.4.3Personnel

The DFW Metroplex has a population of 7.6 million and the nearby town of Cleburne has 30,000 people that the mine can draw from for new or replacement employees (U.S. Census website, 2020).

4.4.4Supplies

The mine’s supply needs are not an issue since all the major manufacturers have representatives in the DFW Metroplex area. All the major airlines and air freight carriers serve DFW International Airport and the airport is considered a prime hub. Several trucking companies provide service to the operation from Johnson County and the DFW area.

5History

5.1Prior Company Ownership]

The TLC mine began operations in the 1940’s. USLM (formerly known as Rangaire Corporation) purchased TLC in the 1960s, which owned 458 acres in Johnson County, Texas, at the time. In the years that followed, TLC acquired additional acres of land resulting in the current ownership of approximately 5,200 acres of land in Johnson County, and built three rotary kilns, two of which have preheaters and are still in operation, as well as other operational and office facilities. Information was provided by TLC.

5.2Exploration and Development History

Table 5.2 Historical Exploration and Development Drilling

Year	Company	Purpose	Summary of Work	Comment
1955	TLC	Exploration	159 Core Holes	Hill & Johnson Co.
1955	TLC	Development	33 Core Holes	A.D. Holland Reserves
1958	TLC	Development	37 Core Holes	McClung Reserves
1997-Present	TLC	Production Drilling	Percussion Holes	Mine Bench QC
2009-2021	TLC	Development	Test Holes	Local Data Points

Note: A detailed discussion of all drilling and results is in Section 7.1.

6Geologic Setting, Mineralization, and Deposit

The TLC mining operation has, and is, mining the upper part of the Cretaceous age Edwards Limestone. The associated operation requires unique chemical properties found in the Edwards. The mining operation has been mining continuously for the past seven decades. The longevity of this mine is due to the availability of resources, low chemical variability, consistent physical characteristics, and reasonably consistent thickness of the limestone ore mined.

6.1Regional Geology

Shallow seas covered Texas during the early Paleozoic (Cambrian-Ordovician), the late Paleozoic (Permian) and the late Mesozoic (Cretaceous). These environments produced the extensive carbonate strata that form the limestone surface belt known as the Edwards Plateau.

The regional geology consists of northeast to southwest trends of outcropping and subcropping bands of rock groups ranging from the Permian age (oldest) to Eocene age toward the Gulf Coast. The Cretaceous age trend stretches from the border with Oklahoma down through the San Antonio area along with other outcrop trends (Fig. 6.1-1).

GEOLOGY OF TEXAS
1992
BUREAU OF ECONOMIC GEOLOGY
THE UNIVERSITY OF TEXAS AT AUSTIN
University Station, Box X
Austin, Texas 78713-8924
(512) 471-1534
BUREAU OF ECONOMIC GEOLOGY
EL PASO
TEXARKANA
LAREDO
BROWNSVILLE
GULF OF MEXICO
CENOZOIC
Quaternary
Tertiary
2 m.y.
Pliocene
Miocene
24 m.y.
Oligocene
38 m.y.
Eocene
66 m.y.
Paleocene
Alluvium (Qal)
Quaternary undivided (Qu)
Beaumont Formation (Qb)
Lissie Formation (Ql)
Blackwater Draw Formation (Qbd)
Willis Formation (Pow)
Ogallala Formation (PoMo)
Goliad Formation (Mog)
Fleming and Oakville Formations (Mof)
Catahoula Formation (Oc)
Oligocene and Eocene undivided (OE)
(volcanic rocks and conglomerates
in Trans-Pecos Texas)
Jackson Group (Whitsett, Manning, Wellborn, Caddell, Yazoo, and Moodys Branch Fms.) (Ej)
Claiborne Group (Yegua Formation) (Ec2)
Claiborne Group (Cook Mountain, Sparta, Weches, Queen City, and Reklaw Fms.) (Ec1)
Wilcox and Midway Groups (EPA)
MESOZOIC
Cretaceous
144 m.y.
Navarro and Taylor Groups (Ku2)
Austin, Eagle Ford, Woodbine, and U. Washita Groups (Ku1)
Fredericksburg and L. Washita Groups (Kl2)
Trinity Group (Kl1)
Cretaceous undivided (Ku)
Jurassic Triassic undivided (JT)
PALEOZOIC
Pre-cambrian
Ochoan Series (Po)
Guadalupian Series (Whitehorse and Quartermaster Formations) (Pg2)
Guadalupian Series (Blaine and San Angelo Formations (Pg1)
Leonardian Series (Pl)
Wolfcampian Series (Pw)
Permian undivided (Pu)
Virgilian Series (IPv)
Missourian Series (IPm)
Desmoinesian Series (IPd)
Atokan and Morrowan Series (IPam)
Mississippian, Devonian, and Ordovician undivided (MDO)
Paleozoic undivided (Pau)
Precambrian undivided (p-C)
Regional Stratigraphy
Local Stratigraphy
Johnson County - TLC Operations

The Fredericksburg Group is part of this series and includes the Edwards Limestone formation. Fredericksburg Group sediments were deposited on an extensive reef bank. This environment covered nearly all of the Midwest of the United States. It was part of a seaway (broad trough) that extended northwest into western Canada (Fig. 6.1-2) (www.cretaceousatlas.org/geology/, 2021).

6.2Local and TLC Property Geology

Locally, Johnson County surface geology consists of almost flat-lying strata with the geologic age range of Cretaceous (oldest) and Quaternary (youngest). The units dip east-southeast gently toward the East Texas Basin further to the east. These units are unaffected by the significant faults that bound that basin (Collins and Baumgardner, 2011).

The structural fabric across the TLC property is straightforward, consisting of a dip with minimal range from two to four degrees to the east-southeast. In the past seven decades, no faulting has been observed on the surface or encountered by drilling or mining. The thickness of the Edwards ore interval ranges from 25 to 35 ft. and covers the entire property except were eroded. Photogeology and surface mapping have determined the outcrop is almost continuous in the area of the TLC property limits. The outcrop pattern reflects the almost flat dip with no subsurface structural relief.

In 1955, Albert A. Lewis drilled 159 holes on the property and locally. Data from recent holes on the site, contiguous parcels, and measured sections further confirm the same limestone bed is present across the entire TLC property. The Edwards is an almost linear north-south outcrop across the property. This data, along with information from mining faces and examination of nearby Edwards outcrops, provide a high degree of geological confidence of the quality and lateral continuity of the limestone on the property.

The TLC mine geology is a mirror image of the regional and local geology. The Edwards forms low relief cliffs that are bleached by the sun to bright white. In 1997 TerraCon, Inc. mapped the local area Edwards outcrop using photogeology methods (Bowers and Vickers, 1997). In some cases, the outcrop is hidden by weathering in the Kiamichi shale just above the formation.

6.3Mineralization

Unlike other industrial minerals or metal deposits, high calcium limestones are the result of unique depositional environments only, not by subsurface alteration or enhancement. The CaCO3 content is the product of reef organisms that build their exoskeletons out of CaCO3 derived from the marine environment. The reef area has very limited or no exposure to non-carbonate materials such as clay, silica, and iron that reduce the CaCO3 content. No subsurface mineralization has occurred to create or enhance the CaCO3 content in this deposit.

6.4Stratigraphy and Mineralogy

The following is a detailed discussion of the mine site stratigraphy. The Fredericksburg Group lithologies reflect changes in shoreline movement. The back-and-forth movement of the shoreline results from sea-level changes. Fig. 6.4-1 is the stratigraphic column for Western Johnson County (Brand, 1953).

Thin alternating shale and shaley limestone comprise the Walnut formation, deposited in near-shore shallow water such as a marsh or shallow tidal bay. The Comanche formation represents deeper water deposition with limestone beds alternating with widely separated shale layers, such as present in a lagoon or back reef bay environment. The Edwards formation is limestone with no land- derived shale or sand layers. The depositional conditions were clean seawater with moderate depth (sun light), resulting in massive carbonate reefs (Lozo et al., 1959).

Next, during deposition of the Kiamichi formation, the water depth deepened significantly, stopping nearly all reef production. This water depth change resulted in thick shale beds with very thin limestones and thin sandstones that typically represent deeper offshore areas and are associated with fine grain sediment input. The group’s top and bottom are marked by a depositional hiatus, or erosional surface called an unconformity. These surfaces sometimes represent aerial exposure (dry land) and sediment removal. Fig. 6.4-1 contains the Fredericksburg Group stratigraphic sequence, thickness range, and lithology (Brand, 1953). Table 6.4 shows a stratigraphic order and thickness of the mined strata on the site. A cross-section index map with a north-south cross- section from the TLC mine is shown in Fig. 6.4-2.

Table 6.4 TLC Property Stratigraphy

Stratigraphic Unit	Thickness Approximate Range	Primary Lithology
Duck Creek	20 ft. to 35 ft.	Shale, Minor Limestone, Sandstone
Kiamichi Shale	35 ft. to 50 ft.	Shale, Very Thin Limestone, Sandstone
Edwards LST	25 ft. to 35 ft.	Clean Limestone, Abundant Reef Fossils
Comanche LST	30 ft. to 40 ft.	Clayey, Sandy Limestone

7	Exploration

The sample database used for the TLC geologic model is composed of multiple sources of data types. These sources include core and percussion drilling, measured sections with outcrop or highwall sampling, and photogeology mapping the Edwards limestone outcrop beyond the operation. Because of the TLC’s significant land position, little exploration drilling has been necessary for the last 60 years. A considerable amount of the recent drilling has been near the mine and on TLC property.

7.1	Drilling Programs

A summary of all drilling projects in the local vicinity and on TLC property is in Table 7.1-1. These projects include exploration, development, and production drilling by diamond and percussion bit methods.

Table 7.1-1 All TLC Drilling Projects

Year	Company	Purpose	Summary of Work	Comment
1955	TLC	Exploration	189 Core Holes	Regional Area
1955	TLC	Exploration	7 Core Holes	Resource Purchase
1958	TLC	Development	123 Core Holes	Resource Purchase
1997-Present	TLC	Production Drilling	Percussion Holes	Mine Bench QC
2009-2021	TLC	Development	Test Holes	Near Pit Data Points
2016	3D Drilling Inc.	Development	12 Core Holes	Overburden and Ore Data
2018	Rubicon Drilling	Acquisition	12 Core Holes	Exploration

Fig 7.1-1 is a map of all core hole drilling programs utilized in the geologic model with labeled resource areas. A list of the hole database containing the hole name, XY coordinates, can be found in Appendix A.

Before 1955, TLC leased a mining property in Johnson County. To secure ownership of mining properties and extend resources, TLC sponsored an extensive exploration and development drilling program conducted by Albert A. Lewis P.E./Geologist in 1955 and 1958. These programs core drilled in southwestern Johnson County. The exploration area centered around the current mining area (Wilbanks Tract, Lewis, 1955). The program consisted of 189 core holes and provided detailed information when the Edwards was present. The program results led to the purchase of the first mining properties at the TLC’s present-day location.

The average CaCO3 percentage for entire 189-hole project was 97.9%. Table 7.1-2 lists the drilling results for properties located at the current mine site. The consistent CaCO3 quality and thickness results from this detailed drilling was evidence that drill hole spacing was not a limiting factor in confirming continuity and consistency of the Edwards limestone. Summary tables for each parcel are in the internal reports. After review and verification, it was evident that the quality limit resulted in CaCO3 percentages above 96.0% for the majority of the properties drilled.

Table 7.1-2 Summary of 1955 and 1958 TLC Mine Site Drilling*

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
1	12	26	98.2
2	13	19	96.9
3	3	22	97.9
4	36	27	98.8
5	7	30	97.6
6	6	29	98.7
7	5	27	98.6
8	6	28	97.1
9	4	27	98.4
10	33	28	97.6
11	5	23	97.2
Total	130	26	97.9

Note: *From Lewis, 1955 and 1958 internal drilling reports.

The core sampling and logging methods employed in the 1955 and 1958 drilling are comparable to modern-day techniques. Lewis reported the county surveyor surveyed the hole locations that produced maps for the reports’ resource calculations. The reports do not contain the hole location coordinates. The reports have hole location maps for the leased and acquired tracts and provided property location maps for all the drilled properties.

During drilling, cuttings and core were collected. In the locations where the overburden was absent, cuttings were collected until enough hole was drilled to set up the core barrel assembly. An air compressor was used to clean the holes and retrieve the cuttings while drilling. A cone rock bit was used to drill the cuttings which produced coarse (-0.5 inch) cuttings. Samples were collected in the box from a pipe that ran to the collar flange over the hole. A sample was taken and bagged and the hole was blown clean every two ft. After five ft., the composited sample in a bag was labeled internally and externally. The collection box was then cleaned and the hole blown clean before the next composite. Hole locations with nearly ten ft. or more of overburden core drilling were started as soon as solid bedrock was drilled. The cuttings and core were logged at the hole site. The data logged were core recovered, stratigraphy, lithology, and stratigraphic top and bottom.

The reports provided detailed drill logs and laboratory result sheets. Holes, where mapped locations are provided, are material to developing the geologic model. The chemical analysis results are very comparable to analysis from holes recently drilled. These drilling reports establish that the Edwards limestone has consistent CaCO3 quality above 96.0% around the current TLC operation site.

TLC has for many years conducted development drilling and sampling on the properties being actively mined. This drilling has consisted of percussion (test holes) and coring to provide geology/lithology, quality control, and data to confirm or update the mine geologic model.

In 2016, additional development core drilling was done to support the mine advancement (Fig. 7.1-1). A twelve-hole program was approved and followed the core logging and sampling USLM protocols. The TLC QC/QA laboratory conducted the XRF analysis. The results of this drilling and analysis are very comparable to the results from the other core projects. A summary of these results is presented in Table 7.1-3.

Table 7.1-3 Summary of 2016 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
TLC North and West	12	27	Above 96.0

Note: From 2016 SYB Group Drilling Report.

The chemical results were consistent with the core analyzed in the 1955 drilling programs.

The most recent exploration project occurred in 2018 on land now owned by TLC. The land adjoins the mine property east of State Park Road 21. The drilling program consisted of eight core holes on the sale tract and four were drilled on adjacent TLC property to the west. The Edwards Limestone quality and minable thickness were confirmed on both parcels and the sale tract was purchased. Table 7.1-4 contains a summary of the drilling results. The holes were surveyed by a GPS unit and logged at the location according to the core logging protocols USLM had established. The drilling and core logging was supervised by SYB. The TLC QC/QA laboratory conducted the XRF analysis.

Table 7.1-4 Summary of 2018 Exploration Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
TLC East	12	24	Above 96.0

Note: From 2018 SYB Group Drilling Report.

The CaCO3 percentage results were consistent with the drilling results in the active mine areas. Depths of the east drilling Edwards tops and bottoms compare well with the 2016 TLC drilling tops and bottoms, confirming a nearly flat-lying formation with a low dip range from two to four degrees to the east-southeast. The core loggings protocol for the 2016 and 2018 drilling projects is presented below.

SYB followed the drill site protocols established by USLM. These protocols for drilling, logging, and sampling cores had been developed as equipment and analyses had changed. The project procedures were:

•	Contract geologists selected core drilling locations with the approval of sites and drilling budget by USLM management.
•

Core drilling was conducted directly under the supervision of contract geologists. All core was logged by SYB or an approved USLM contract geologist using a protocol modified from the Shell Sample Examination Manual (Swanson, 1981) that was modified by SYB and approved by USLM.

•	After final selection, hole locations were surveyed by hand GPS (WAAS and GLONASS capable).
•	Immediately upon retrieval, the core was placed on a V-shaped trough. All core pieces were fitted together and labeled with a permanent marker in one-ft. intervals.
•

Characteristics related to the suitability of the limestone products for customers and geology were recorded. These items are stratigraphy, key marker lenses/layers, lithology characteristics, visual identification of ore top and bottom, and structural disturbance.

•

The core from each drill hole was placed into cardboard boxes in two ft. intervals totaling 10 ft. at the drill site. The boxes were labeled with a box number, company information, hole number, core runs, and depths marked on each box. The boxes were then delivered to the TLC core processing area. Then they were prepped for transport to the TLC core storage center. The contract geologists were responsible for examining the core and compiling a detailed interval list for XRF analysis. This list was later entered into Excel to build an analysis database. The analysis intervals were chosen on two ft. lengths and intervals of six ft. to ten ft. above and below the lithologically identified ore zone were chosen. This excess was so the top and bottom of the ore could be chemically defined.

Once the cores were at the TLC core storage area, the core intervals were diamond sawed into two- thirds to one-third splits. The interval’s one-third split was then bagged in a plastic bag and labeled with the depth interval to be analyzed. The two-thirds split was placed back in the box for reference.

The bagged intervals are kept in plastic labeled buckets or boxes in separate groups by the hole and then submitted to the TLC QC/QA lab for XRF analysis. Any portions of samples not destroyed during the testing process are stored at TLC’s core storage facility.

The percussion development or test hole drilling is ongoing. A hole is drilled as soon as new land is cleared, stripped, or new access to an area right above the top of the Edwards is available. Locations are selected to provide data points providing closer spacing to the core locations. Mine drilling crews performed test hole logging primarily but contract geologists logged the holes when needed. This program is utilized to confirm (pit specific) the mine geologic model and verify the CaCO3 content between core holes. These holes were sampled by catching drill cuttings in a container next to the hole or from the cyclone dust collector, depending on the drill utilized while drilling the desired interval of five or two ft. The hole is then swept by cycling the drill string up and down while blowing the hole clean. The upper interval above is drilled and sampled if the hole location is not directly on top of the ore zone. This non-ore interval thickness is minimized so that contamination from above is not a concern. A 20-mesh steel screen is used to separate dust and fine particles to obtain the largest chip sizes for visual examination and XRF analysis.

Production holes are selected from the blast hole patterns and are part of a weekly quality control program that existed for most of the mine’s life. These holes provide detailed bench-specific chemical quality and ore zone thickness data. The production hole results were not included in the TRS resource estimate because of the missing location information and high spatial density of data (model biases).

After surveying by drone (Firmatek Inc.), some locations are checked to be verified. When adjustment was needed in the horizontal plane, it was usually under 10 ft. The lithology, chemical analysis, and ore interval for all database holes were plotted as logs. A recent core log is shown below in Fig. 7.1-2. These logs were used to correlate stratigraphy, lithology, and ore zone intercepts. Also, they form a visual catalog for the hole data. Sources for this section were TLC personnel and historical reports.

7.2Surface Mapping and Sampling

Outcrop section sampling and measuring had occurred when access for a drill was problematic or offsite. These sampling programs were conducted at TLC in 1998, 2015, 2017, and 2020 to locate and describe sample outcrops and extend the geologic database. A representative section was measured at each location, samples were collected, and the lithology was described. These sampling sites were used to provide chemical quality and surface mapping of the limestone units in and beyond the boundary of the active mining operation. The outcrop or highwall sampled section was surveyed by GPS and marked on aerial photos. Representative hand samples were obtained from each section, where access would allow, by a hammer. The piece was prepped, so only fresh material was present. The sample and a plastic zip bag were labeled with a permanent marker with the sample number. Samples were submitted to TLC QC/QA laboratory for prep and XRF analysis. A profile was made for each section using United States Geological Society (“USGS”) LiDAR scanned topography, and outcrop samples were plotted with CaCO3 percent results on the profile.

The N. West section was measured to confirm the presence of the Edwards and validate three holes drilled there because specific locations could not be established. Table 7.2 summarizes outcrop measured sections and the average CaCO3 percentage for the section. Fig. 7.2-1 is an example of a measured section profile (N. West) with outcrop sample locations marked.

Table 7.2 Summary of Measured Section Sampling

Property	Number of samples	Estimated LST Thickness (Ft.)	Average CaCO3 Percentage (%)
TLC East	4	23	96.6
West	3	30	97.3
N. West	3	30*	98.3
North	4	30	98.4

Note: * Drilling was stopped in the ore interval.

The drilling, surface sampling, and mapping results have provided the following conclusions. Locally, the Edwards outcrop is almost continuously visible across the TLC area. Recent sampling confirmed the mapping by photogeology by TerraCon, Inc. in 1997. This mapping confirmed, and drilling has substantiated, the presence of the limestone throughout the TLC property. Sources for this section were consultants and TLC.

7.3Hydrogeology Information

No hydrogeological studies have been conducted at the TLC property and the State of Texas does not require TLC to do so because the floor of the TLC mine is above the groundwater table.

7.4Geotechnical Information

The state of Texas does not require geotechnical studies to be performed at mines.

8Sample Preparation, Analyses, and Security

8.1Sample Preparation and XRF Analysis

The TLC QC/QA laboratory was established many years ago and has been upgraded as required addressing strict chemical and physical parameters to meet the increasing demands of the customer base. In addition, customer quality control labs test TLC processed products shipments frequently.

XRF is one of the primary methods for determining the chemical content of limestone. The TLC QC/QA laboratory has been responsible for conducting XRF analysis on drilling, hand samples collected for outcrop confirmation, all limestone samples from stockpiles, belt feed samples and plant processed materials. The five significant oxides are analyzed.

When preparing an XRF sample, whether core or cuttings, the entire sample interval is crushed to -10 mesh. The sample is then separated and reduced by a ruffle to 250 grams, drying and pulverizing a representative split to -150 mesh. The samples are analyzed for the oxides CaO, MgO, Fe2O3, Al2O3, and SiO2, following USLM’s XRF analytical method for limestone analysis. The technique involves pressing the powder into a pellet using a wax binder to hold the shape. The sample trays are loaded into the instrument with samples, a copper standard, and a certified control standard. The analytical procedure and protocol information was provided by TLC QC/QA personnel and other information for this section was provided by TLC personnel.

8.2Quality Control/Quality Assurance

The unknown samples are analyzed twice in a run to provide data to confirm repeatability. All sample preparation equipment is cleaned after preparing each sample and before the subsequent preparation. The instrument is cleaned and calibrated each year by the manufacturer and is under a service contract. Whenever the device becomes dirty and registers out of calibration or out of specification for the standards, the manufacturer comes out to clean, recalibrate, and repair if necessary. The oxide results of each sample are totaled to determine if the data is within an acceptable error range around 100%. The sample analysis is rerun if the total oxide percentage exceeds acceptable error limits. Sample preparation and a newly prepped sample correct the problem in many cases. The laboratory has a set of certified limestone standards to cover the content range of the major oxides that can occur in limestones. The appropriate standard is run concurrently with the unknown samples. The standard results are compared run to run to ensure the instrument operates correctly.

USLM has a total of five QC/QA labs among its wholly owned subsidiaries. These labs can perform many of the same analyses, specifically XRF.

The TLC QC/QA laboratory is certified by:

•	Highway Departments in Texas, Louisiana, Oklahoma, Kansas, New Mexico, and Colorado;
•	The Food and Drug Administration;
•	Underwriters Laboratory; and
•	Member of Sedex Global.

The laboratory follows procedures and protocols set forth by:

•	ASTM Methods: C-25, 50. 51, 110, 977;
•	AASHTO Methods: M216-05, 219; and
•	USLM protocols for testing whole-rock samples.

The laboratory utilizes certified limestone samples to verify the accuracy and calibration of its instrumentation. These are:

•	Euronorm MRC 701-1;
•	China National Analysis Center:
◾	-NC DC 60107a;
◾	-NCS DC 14147a;
◾	-NCS DC 70307; and
◾	-NCS DC 70304.

The security for limestone geological samples is not required as compared to the procedures needed for precious metals (gold, silver, etc.). Core or other samples are immediately taken after drilling or at the end of the current shift to the core storage area by the contract geologist, member of the drill crew, or the collector of limestone samples. They are logged in and then processed by TLC QC/QA laboratory personnel. The change of possession is limited to two or three people that can be identified and held accountable for the whereabouts of the samples before delivery to the laboratory. This information was provided by TLC QC/QA laboratory personnel.

8.3Opinion of the Qualified Person on Adequacy of Sample Preparation

The QP noted the adherence to preparation and analytical procedure protocols by the TLC QC/QA laboratory personnel. The analysis of geologic samples is conducted with the same care as the TLC QC/QA testing for the materials processed by the plant. The opinion is that the analytical program and laboratory provide reasonably accurate data for determining resource estimates.

9Data Verification

9.1Source Material

The QP worked with onsite TLC personnel to obtain databases and raw data. There was an ongoing interface with TLC personnel while reviewing and verifying the data needed to model the resources. For this TRS, the hard copy data was compared with the digital database for correctness and thoroughness. The data from the old drilling programs were validated as reasonably as possible by comparing lithology and depths from nearby recent holes. Recent hole ore intercepts were cross-checked with the appropriate mine surveys to verify and confirm surveyed collar data.

The 1955 hole maps with the plotted surveyed locations were georeferenced using Global MapperTM and then digitally overlain on age appropriate USGS Quad Geotiff raster maps to verify location and, when possible, topography (USGS MapView, https://ngmdb.usgs.gov/topoview/viewer).

When possible, the original hole analyses were re-composited using a cutoff above 96.0% CaCO3 cutoff. Then CaCO3 averages were compared to recent holes. The selected core from the recent drilling was compared to drill site core logs to confirm logging was suitable for the intercept data needs. The QP met with the QC/QA laboratory manager to validate that the QC/QA protocol was followed for the geologic samples and the instrument’s status records. The sources for this data are the TLC QC/QA laboratory, contract geologists, and Firmatek Surveying.

A truck LiDAR or drone photogrammetry elevation survey provides spatial control for TLC mining. These surveys are conducted quarterly and year-end. They are accurate to within one foot when coupled to a Trimble ground station. (Firmatek, 2020). All surface mapping and sample locations were surveyed by hand-held GPS and adjusted where necessary when compared with federal government or private LiDAR data sources. Locations for select accessible sites were survey-checked with GPS for validation.

9.2Opinion of Qualified Persons on Data Adequacy

After contacting TLC personnel and subcontractors, reviewing the material, and performing verification processes, the QP is satisfied the drill hole database and chemical analysis data are reasonably valid. The QP’s opinion is that the data has been analyzed and collected appropriately and reasonably and that the data was adequate for the resource interpretation and estimation.

10Mineral Processing and Metallurgical Testing

The limestone mined at the TLC property is sedimentary without alteration due to metamorphic or igneous geologic processes. The uniqueness and suitability of the raw stone for making products are based on the percent of CaCO3 content of the limestone. There is no metal content in the ore and no need to perform metallurgical testing. Extracted limestone from the mine has been supplied to TLC’s operations for further processing for decades. The mined stone is processed through a conventional crushing circuit without any mineral or chemical processing before stockpiling. TLC personnel furnished the preceding information.

11Mineral Resource Estimates

11.1Definitions

A mineral resource is an estimate of mineralization, considering relevant factors such as cutoff grade, likely mining dimensions, location, or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. Mineral resources are categorized based on the level of confidence in the geologic evidence. According to 17 CFR § 229.1301 (2021), the following definitions of mineral resource categories are included for reference.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. An inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for the evaluation of economic viability. An inferred mineral resource, therefore, may not be converted to a mineral reserve.

An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. An indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource and may only be converted to a probable mineral reserve. As used in this subpart, the term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. As used in this subpart, the term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity.

11.2Key Assumptions, Parameters, and Methods

11.2.1Resource Classification Criteria

Geologic and analytical data from regional and local drilling along with surface sampling/mapping have proven that the Edwards limestone has a consistent CaCO3 content above 96.0% and a small range of thickness (25 ft. to 35 ft.) across many square miles of outcrop area in Johnson County. These analytical results cover from 1955 to 2021 and are sufficient to establish reasonable certainty of geological presence, grade, and quality continuity on the property.

Practically any outcrop of the Edwards limestone on the TLC property will supply limestone with a CaCO3 above 96.0%. The many years that the TLC mine has operated historically proves the extraction of the deposit is economical. The geologic confidence is high with the abundance of verified sampling, classifying these resources in the measured category is appropriate.

11.2.2Market Price

The TLC mine is the sole supplier of limestone to TLC operations. After processing through the crushing circuit, the crushed limestone is available for sale to external customers or TLC operations usage. There are several limestone products for sale. Products are differentiated by size with all having common chemical and physical properties.

A market survey for crushed limestone is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2023.” Their database comprises sources from the entire United States and considers such material issues as regional price difference, weather effects, production issues, and decreased demand from downstream users. USGS reported an average value price of $14.00 of crushed limestone per metric ton which converts to $12.70 per short ton. After consulting with USLM this source provides a reasonable value for the range of crushed limestone products sold by the Company.

11.2.3Fixed CutOff Grade

The TLC mine supplies crushed limestone to the to the TLC operation and for sale to end-user markets. The TLC operation must be provided with a limestone source above an average CaCO3 threshold for customer needs. No matter the product, the raw limestone must exceed a minimum average content above 96.0% CaCO3. This percentage is considered a fixed cutoff grade because the percentage does not vary for the products supplied by the operation. The average percent of CaCO3 can be higher but not lower to meet quality requirements. Mining limestone with a significantly higher average CaCO3 percentage results in the deposit being high-graded which shortens the mine’s life. Lowering the grade is unacceptable because of quality requirements.

A primary XRF analysis quality control check is to total all the oxide percentages to determine how close the analysis total is to 100%. CaO is the primary oxide of the sample analyzed and the remainder is comprised of MgO, Fe2O3, Al2O3, and SiO2 (refer to Section 8).

Because the mine operates on a fixed cutoff grade, there are no specific economic criteria for changing the cutoff grade. Any cost factors that increase the mining cost of limestone at this fixed grade would be offset by appropriate downstream price increases to end-user markets or in the TLC operation’s products.

11.2.4Summary of Parameters

Modifying factors are the fixed cutoff grade, the final pit shell area, and property line offset. Key assumptions and parameters applied to estimate mineral resources are in Table 11.2-4.

Table 11.2-4 Resource Parameter Assumptions

Modifying Factor	Parameter
Fixed Grade Cutoff	Above 96.0% CaCO3
Estimated Final Pit Shell	Pit Shell Outline
Property Offset	20 ft.
Mineability	Reasonably Expected to be Feasible to Mine

11.3Resource Model

The beginning of the database came from the exploration programs in 1955 and 1958 and continued with the development test completed by TLC to continue to define the resource. This same database was updated in 2016 when development drilling occurred west of the mine. The QP reviewed the existing database, added new sample data, and verified to prepare for the TRS resource estimates. Table 11.3 lists the number of holes in the database and the data type.

Once the database had been updated a final data entry check was performed. Any sample data without a verifiable location was deleted or excluded. All production hole data was excluded because a significant number of the holes had no location data. Based on the QP’s professional judgment, holes in that category were removed rather than selectively including some holes.

The mine is surveyed by Firmatek drone photogrammetry quarterly. The survey is accurate to one foot when coupled with a Trimble R8 GPS base station (Firmatek, 2020). The new survey is edited into the old topography using Global MapperTM software. The current scan dated October 9, 2021, was used for the TRS resource estimate. The existing coordinate system was State Plane NAD 83 ft. and was not changed.

The ore body consists of a single limestone bed defined by top and bottom surfaces. The top and the bottom ore intercepts were created from total hole ore composites. The average CaCO3 percentage is composited above 96.0% in each hole. If any hole’s composite was below 96.0%, that area would be excluded from the resource estimate. This situation did not occur. Next, the hole intercepts and data points from the surface sections were utilized to produce top and bottom three-dimensional structural surfaces or contour maps based on the fixed cutoff grade composites.

The method chosen to model the deposit structure was gridding using SURFERTM software and Kriging was selected from twelve other algorithms. The selection process involved four steps:

•	Rough hand contour data for trend and structure estimate;
•	Run gridding script with basic inputs to compare gridding methods and produce a rough map;
•	Select grid method/s then refine with specific inputs; and
•	Run a residual test to see which grid method closely matches the hole intercepts.

These two surfaces were then truncated against the new topography to account for erosional effects. This truncation is done because the ore bed position does not occupy the floor of the valleys. There are several feet of non-ore below the defined ore bottom. Fig 11.3 is a map of ore thickness (isopach).

Next, ore isopach, overburden isopach, and overburden stripping ratio maps were constructed. These maps were compared to a block model created in Surpac TM using the two ore boundary surfaces. The surfaces were also used to determine conformity and validate the block model. The block model was then utilized to design pits for mine planning and determine mine resource and reserve estimates. Those pit designs furnished the pit shell for defining the outer boundary for resource estimation. The methods employed using Surpac are discussed below.

The resources were estimated using Geovia Surpac software. Contours of the top and bottom of the ore were imported into Surpac in AutoCAD format exported from SURFER. Surpac DTM surfaces were created using these contours. The same drone survey performed on October 9, 2021 was imported into Surpac. Block models were developed for the resource areas on the property (refer to Fig. 11-3). The blocks were 20 ft. northing by 20 ft. easting and 2 ft. thick. The blocks were coded above or below the topography, above the ore bottom surface, and below the top ore surface. The blocks were coded within the resource boundaries for each area. Mine pits were designed using a 70-degree slope in limestone and a 45-degree slope in the overburden. The crests of the pits were offset 20 ft. from any external property boundaries.

Table 11.3 Summary of Drill Hole Database for the Model

Data Type	Number of Records
Total Holes	142
Collar	139
Lithology	142
Chemical Analyses	142
Hole Composites	142
Holes Not on TLC Property	3*

*Note: Replaced by measured section, chemistry valid.

11.4Mineral Resources

11.4.1Estimate of Mineral Resources

The estimate of measured and indicated mineral in-place limestone resources for the TLC operation effective December 31, 2023, estimated from applying the resource parameters to the geologic model, are in Table 11.4-1. There are no indicated or inferred mineral resources. The crushing circuit output was selected as the point of reference for the resource determination. Because of the chemical quality of the limestone some size fractions in the stream from the crushing circuit are available for distribution after stockpiling.

Table 11.4-1 Texas Lime Company – Summary of Limestone Mineral Resources as of December 31, 2023, Based On $12.70 Crushed Limestone 1, 2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)3
Total Mineral Resources[4]	113,180,000	Above 96.0% (CaCO3)	N/A
Total Measured Mineral Resources[5]	0	Above 96.0% (CaCO3)	N/A
Indicated Mineral Resources	0	Above 96.0% (CaCO3)	N/A
Total Measured and Indicated Resources	0	Above 96.0% (CaCO3)	N/A

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023

2 Crushed limestone through the crushing circuit.

3 N/A: Not Applicable because estimated resources are in place.

4 Inclusive of Limestone Mineral Reserves.

5 Exclusive of Limestone Mineral Reserves.

11.4.2Geologic Confidence and Uncertainty

The most uncertainty in the geologic data was associated with production hole locations. As discussed in Section 11.3, excluding that data removed the issue. The older chemical analysis consistently reports higher CaCO3 results than recent data (Lewis, 1955). The older holes were composited at a higher cutoff than the current holes. The company mined through the older areas with no reported quality problems. The Edwards is a tabular, massively bedded limestone. For many decades, the TLC mining operation has produced crushed limestone meeting or surpassing customer requirements and the quality limits required by the plant. The continuity and quality consistency has been documented by abundant widespread local sampling and drilling results on the property. Because of those results, there is high confidence in the definition of the ore zone limits and that the quality is constantly above the CaCO3 cutoff.

11.5Opinion of the Qualified Person

There are no significant factors onsite that will impact the extraction of this ore body. Most directly involve the TLC plant and not the mine. After reviewing the resource model, the QP is confident that sampling the property at any Edwards outcrop in the area would provide a minable section provided erosion has not removed significant limestone thickness. TLC will continue to economically extract limestone above the quality cutoff for the foreseeable future.

The QP’s opinion is that the following technical and economic factors could influence the economic extraction of the resource but the TLC plant insulates most of them from the mine. If the demand for higher value quicklime becomes economically unfeasible, the volume of production from the mine would significantly decline.

•

Regional supply and demand – Due to the shipping cost of crushed stone and quicklime, sales are limited to a regional footprint at the TLC operations. The geographic location means the business is insulated from global import and export market changes as sales are domestic and regional.

•

Fuel and power cost – mining equipment are major diesel consumers at the TLC mine. As diesel prices rise, the price per ton of production also rises and will need to be offset by increases in the selling prices for the products sold. The cost of electrical power to the crushing circuit could increase to a point where an offset similar to diesel would be needed.

•	Skilled labor – This site is located near the DFW Metroplex, which should provide a sufficient source of skilled labor.
•	Environmental Matters:
◾Federal or State regulations/legislation regarding greenhouse gas emission
◾Air and water quality standards

12Mineral Reserve Estimates

Mineral resources were converted to reserves using a 95% recovery factor. The property boundary offsets and pit slopes were included in the resource estimate. The limestone is mined on a bench and breaks cleanly from the overburden. The limestone below the targeted pit floor has slightly lower quality and when encountered is blended with higher portions of the ore body without having a significant impact on quality. Dilution volume is minimal and was not estimated.

As discussed in Section 11.2.3, the average stripping ratio for the reserves is 1.0 tons of stripping per ton of limestone. The highest annual stripping ratio in the life of mine plan is 1.8:1.

12.1Definitions

Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted (Dorsey, 2019).

Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. For a probable mineral reserve, the QP’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions (Dorsey, 2019).

Proven mineral reserve is the economically mineable part of a measured mineral resource. For a proven mineral reserve, the QP has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource (Dorsey, 2019).

12.2Market Price

As stated in Section 11.2.2, the TLC mine is a supplier of limestone to TLC operations. After processing by the crushing circuit, the crushed limestone is available for sale to customers or TLC operations usage. There are several limestone products for sale. Products are differentiated by size with all having common chemical properties.

A market survey for crushed limestone is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2023.” Their database comprises sources from the entire United States and considers such material issues as regional price difference, weather effects, production issues, and decreased demand from downstream users. USGS reported an average value price of $14.00 of crushed limestone per metric ton which converts to $12.70 per short ton. After consulting with USLM this source provides a reasonable value for the range of crushed limestone products sold by the Company.

12.3Costs

Annual maintenance of operations and capital costs were estimated using prior-year capital expenditures and TLC’s 2024 capital budget. Limestone mining costs for TLC were estimated using historical data and its 2024 budget. Contract limestone mining costs for the TLC East area were calculated using a vendor quote. Stripping costs were estimated using an existing stripping contract cost.

12.4Reserve Estimates

The estimate of proven and probable limestone reserves for the TLC operation effective December 31, 2023, estimated from applying the reserve parameters to the geologic model, are in Table 12.4.

Table 12.4 Texas Lime Company – Summary of Limestone Mineral Reserves as of December 31, 2023, Based On $12.70
Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)
Probable Reserves	47,532,000	Above 96.0 (CaCO3)	95.0
Proven Reserves	59,989,000	Above 96.0 (CaCO3)	95.0
Total Mineral Reserves	107,521,000	Above 96.0 (CaCO3)	95.0

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023

2 Crushed limestone through the crushing circuit.

12.4.1Reconciliation with Previous Estimates

Comparing TLC‘s high calcium limestone reserves as of December 31, 2023 with the estimates presented for December 31, 2021 a decrease of 3,185,000, tons occurred which is the result of routine mine production.

12.5Opinion of the Qualified Person

TLC has successfully mined this resource for many years using the same methods that are projected into the future. Significant increases in the cost of mining coupled with large decreases in the selling price of limestone would be required to make mining uneconomic. Historically, TLC has been able to increase sales prices in line with cost increases. The limestone and the overburden are consistent across the reserves and allow for stable operating requirements from year to year.

13Mining Methods

13.1Geotechnical and Hydrologic Considerations

The State of Texas currently does not require geotechnical or hydrology modeling in mining operations. Since the operation is an open pit mine, no geotechnical or hydrological studies or models were needed.

The only geotechnical aspect of the mining investigated is modifying the blasting procedure to control the sizing of the limestone to be extracted. The only investigation into hydrologic conditions in the mine was to confirm drainage patterns and formation dip in the floor so that rainwater could be controlled at the mining face. The floor of the mine is above the water table of the area.

13.2Mine Operating Parameters

The TLC mine currently averages an annual production rate of approximately 1,600,000 tons per year. The current expected mine life at the average rate stated is approximately 65 years.

Topsoil and vegetation are pushed aside utilizing conventional mining equipment. Some overburden is drilled using a five-inch bit. The spacing is determined by using best mining practices. The mining contractor removes the loose and or blasted overburden using conventional mining equipment. The overburden is backfilled into a nearby pit after the limestone has been extracted. The average stripping ratio for the life of mine is 1.0, with the highest stripping ratio of 1.8 and the lowest of zero. The standard deviation of the annual stripping ratio over the life of the mine is 0.5. This low standard deviation shows that the stripping requirements are relatively uniform from year to year.

The lowest strata of overburden is a shale layer that breaks away cleanly from the limestone ore body. The limestone ore body is drilled with a five-inch bit. The burden and spacing for the drill hole pattern are determined by using best mining practices. The limestone ore body mining thickness typically ranges from 25 ft. to 35 ft. Blastholes are sampled as required to confirm CaCO3 content and the desired mining thickness. The limestone is mined with conventional mining equipment. The mining recovery is estimated to be 95%.

13.3Mining Plan

Mining operations at the TLC property are straightforward and relatively simple. The overburden material is removed by contract stripping annually. This removal is not generally considered a capitalized activity and is expensed as incurred. It is simply the most efficient and economical way to handle the overburden. Mining operations are a repeated cycle of drilling and blasting the limestone benches followed by loading and haulage. TLC performs the drilling and a contractor carries out the blasting operations. The mine completes the load and haul operations using conventional mining equipment with a small ancillary equipment fleet, including a water truck, grader, and tracked dozer. Limestone is hauled to the crushing circuit.

13.4Mine Plant, Equipment, and Personnel

The mining equipment fleet consists of three haul trucks, two loaders and a drill. Ancillary mobile equipment includes a water truck, a grader, an excavator, a dozer, and light vehicles. Contractors have additional equipment for blasting and overburden removal operations. Equipment necessary for mining operations includes three water pumps. The TLC mine operates 5 to 6 days per week depending on demand and maintenance requirements. Operating personnel, excluding contract operations, consist of nine operators and two maintenance personnel, with a mine manager supervising the operations. Fig.13.4 shows the TLC estimated final pit boundaries.

14Processing and Recovery Methods

14.1Crushing Circuit and Description

The TLC mine delivers mined limestone to the crushing circuit for processing and stockpiling. Afterwards the crushed limestone is sold or processed by TLC operations to create higher-valued quicklime or limestone products.

There is no history of any interruptions, outages, shortages, or failures related to the crushing circuit which have materially affected the operation. The crushing circuit has been in operation for many years. The QP believes the risk of such events significantly affecting the estimates of limestone mineral reserves documented here is low. TLC personnel are the sources for this section.

14.2Crushing Circuit Throughput and Design

The limestone is blasted and loaded into haul trucks by a loader in the pit then hauled to the primary crusher. The primary crusher is of more than sufficient size to handle the daily mine production. The primary jaw crusher has been setup to maximize production for the size range required to feed the downstream part of the crushing circuit. The crushing circuit after the primary crusher consists of delivery by a mile long conveyor belt to screens and a cone crusher. This equipment is very similar to those installed at many aggregate plants throughout the United States. During the process any material that is rejected by the screening process is conveyed to surge piles where it can be cycled back to be crushed and screened again. Once through this crushing circuit, the sized crushed limestone is moved by conveyor belts to stockpiles for distribution to customers or the TLC operation for further processing.

14.3Crushing Circuit Operational Requirements

The operational requirements are minimal. This is primarily because the crushing circuit is dry and does not utilize wash water in the process. Parts and equipment needs are of operational importance. The conveyors, screens and crushers are from well-established manufacturers. This translates to available parts or replacement equipment. The largest requirement for the crushing circuit is electricity. Maintenance is generally handled by TLC personnel and, other than repairs, consist of routine upkeep or worn parts replacement.

14.4Application of Novel or Unproven Technology

Mining operations at the site follow standard open pit methods for extracting limestone formations. The crushing system is comprised of readily available stone processing equipment. There has not been any application of novel or unproven technologies or techniques.

15Infrastructure

The TLC property is accessible by a paved state highway and the TLC mine operation by gravel roads and haul roads is maintained by the mine personnel. The mine site is a land-locked location with no rail or port facilities access. The mine has an office and maintenance shop near the primary crusher. Three-phase electric power is provided to the site via above-ground utility lines. Water is available, including dust control water for the mine, from a TLC-owned well on the property and potable water from the county system. Extracted limestone haul truck load-out to the primary crusher located close to the active mining area. A mile-long conveyor transports stone to the rest of the crushing circuit and crushed limestone stockpiles are adjacent to the plant area. Extracted limestone stockpiles and overburden piles are located in appropriate locations in the mine area. A natural gas system pipeline crosses the property along the western side of the active mining area (Fig.15.1). Several natural gas well pads and production lines, not owned by TLC, are on the property. These locations were preapproved by USLM management and situated to minimize hindrance to the mining process (in valleys or mined-out areas). The associated wells and surface equipment are readily identified and fenced according to the regulations established by the Railroad Commission of Texas. The light blue line is an electrical transmission line crossing the TLC property. Fig. 15.1 shows an aerial photo of the mine area and significant infrastructure features.

16Market Studies

16.1Market Outlook and Forecast

Demand for crushed limestone produced at the TLC mine is from various customers in the DFW market area and the TLC plant which also largely provides products into the same area.

Demand for limestone for the TLC operations has averaged approximately 1,600,000 tons per year over the previous five years. Demand for lime and crushed limestone materials from TLC’s operations is from stable markets including the construction industry, aggregate, paper and glass manufacturers, municipal sanitation and water treatment facilities, roof shingle manufacturers, poultry and cattle feed producers, and oil and gas services industries. Current market conditions for these customers should result in continued steady demand for lime and crushed limestone materials in TLC’s market areas for the foreseeable future.

16.2Material Contracts

There are no individual material contracts with outside purchasers.

17Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

17.1Environmental Studies and Permitting Requirements

The State of Texas has abundant laws and regulations pertaining to surface mining and reclamation for petroleum and coal resources; however, there are little to no regulations relating to other mineral resources, including limestone. Nearly all lands in Texas are privately owned and rarely state or federally owned. A private landowner is free to develop and use non-petroleum resources on his land. Other than environmental regulations, the State of Texas does not require a mining/reclamation permit to operate a limestone mine on private land. USLM furnished the environmental permit information provided in Table 17.1 consisting of the permits associated with the mine.

Table 17.1 Mining and Environmental Permits

Permit Number Issue Date	Issuer	Purpose	Expiration Date	Status
20519 January 11, 2016	TCEQ	Air Quality	January 11, 2026	In Place, Active
TX05M322 January 11, 2016	TCEQ	Storm Water	January 11, 2026	In Place, Active

The above-referenced air permit covers the mine’s extracted limestone load-out area at the plant’s crushing circuit and the rest of the non-mining operational areas. The stormwater permit covers weather-related discharge throughout the operations, including the mine areas.

17.2Overburden, Site Monitoring, and Water Management

Non-production mine material consists of overburden with a minor amount of unusable limestone from the blasting process. Considerable natural erosion has occurred in areas at the mine site. Large areas exist where there is little to no overburden over the ore zone. When mining progresses into areas with overburden, it is utilized to backfill the active pits to the extent the material is available.

The only water used in the mining operation is for dust control. Stormwater is allowed to run off by way of pre-existing natural erosion pathways. In some areas, stormwater must be pumped to a natural drainage from a mine sump used to control standing water at the mining face. The TLC mine area is situated above the natural water table. There are no natural artesian springs or flowing water outlet points associated with mining areas. Therefore, there is no requirement or need for groundwater monitoring. There are no existing environmental site monitors related to the mine.

17.3Post-Mining Land Use and Reclamation

The State of Texas has no standard reclamation regulations for mine closure at this time. Currently, the mining operations use the stripped overburden to backfill the active pit as the volume allows.

17.4Local or Community Engagement and Agreements

The operation has developed relationships over the years with various neighboring communities, including the adjacent Cleburne State Park.

17.5Opinion of the Qualified Person

Texas is a heavily regulated State of environmental laws and regulations and has numerous permits that require ongoing compliance and oversight from the State agency. TLC and USLM personnel are well trained and stay up to date on all environmental regulations. All permits require constant reporting and oversight from the State environmental agency. In the QP’s opinion, there are no current or outstanding issues in environmental governance.

18Capital and Operating Costs

The TLC mine has been a stable producer of crushed limestone using the current equipment fleet and operating parameters for many years. This operating history and its 2024 budget were used to estimate the unit costs for limestone mining, overburden stripping, and annual sustaining capital expenditures. As the area where mining activity changes, the distance from the existing crushing facility changes, causing changes to the haulage distance. This will require changes to the haul truck fleet size in certain future years. Capital and operating costs reflect the increased haulage requirement as shown in Appendix B. The fleet size is four trucks from 2024 until 2031. From 2031 to 2039 the fleet size is five trucks. From 2040 to 2041 the fleet size is three trucks. From 2042 to 2047 the fleet size is four trucks and from 2048 to 2062 the fleet size is five trucks. Tables 18.1 and 18.2 set forth estimated capital costs and operating costs, respectively, used to estimate future operations for the TLC mine.

18.1Capital Costs

Table 18.1 Capital Costs

Capital Cost Estimate	Cost
Annual Maintenance of Operations	$1,315,000
Haul Truck Cost	$900,000

18.2Operating Costs

Table 18.2 Operating Costs

Operating Cost Estimate	Cost
Limestone Mining Cost Per Ton	$4.81
Contractor Limestone Mining Cost per Ton	$5.05
Overburden Stripping Cost Per Ton	$2.25

18.3Accuracy of Capital and Operating Cost Estimates

The production and unit cost estimates are based on actual past performance and the customary internal budget review and approvals process. Operating volumes are well-defined and understood, as are mining and processing productivities. The operating cost accuracy and contingency factors were estimated by comparing the past five years of costs to budgeted amounts. The operating cost accuracy estimation is +/- 15% and the contingency factor is </= 10%. The operation and related facilities are fully developed and should not require any near-term major capital investment to maintain full commercial production. Historically, the timing and amount of capital expenditures has been largely discretionary. The capital cost accuracy estimation is +/- 10% and the contingency factor is </= 10%.

19Economic Analysis

The block model was used to estimate overburden and limestone ore volumes for each reserve area. Overburden mining is contracted out on a cost per bank cubic yard basis. Limestone volumes were converted to tons for cost and revenue estimation using a density factor of 155 pounds per cubic foot.

The overburden thickness is generally uniform in each area. Northwest and East areas will have mining start where the limestone outcrops and the overburden is the thinnest or not present. This start method will allow TLC to develop the new areas at low initial stripping ratios. Thus, the stripping ratio can be averaged annually across each reserve area. As mining develops mining equipment and contract mining volumes will be added.

19.1Key Parameters and Assumptions

The discount rate used in the economic analysis is 6.43%. This rate is TLC’s incremental borrowing cost. Per the current debt agreement and TLC’s current leverage ratio, TLC’s borrowing rate is 6.43% (calculated from the December 2023 SOFR of 5.34%).

The tax was estimated using TLC’s current effective income tax rate calculated as of September 30, 2023. In reviewing the September 30, 2023, tax provision, the effective tax rate contained no material non-recurring permanent items that would influence the rate, so it is considered appropriate to future periods. Demand for limestone is projected to be approximately 1,600,000 tons per year for the life of the mine. The sales price per ton is estimated using the USGS Mineral Commodity Summaries 2023. Depreciation was estimated using existing assets and the approved items in the 2024 budget. The later years’ depreciations are calculated using the capital budget forecast and the asset life with a mid-year convention.

19.2Economic Viability

TLC has positive cash flow and the current mine plan does not require a significant capital expenditure until 2025; therefore, payback and return on investment calculations are irrelevant. NPV of the life of mine plan is $109.7 million. The annual cash flows are in Appendix B.

19.3Sensitivity Analysis

Sensitivity analysis was performed on the discount rate, contractor mining costs for stripping, contractor costs for limestone mining in the TLC East area, TLC mining costs, and all mining costs changing simultaneously.

Table 19.3-1 Sensitivity Analysis: Varying Discount Rate

Discount Rate	NPV (thousands)
0%	$507,686
1%	$364,974
2%	$272,758
5%	$139,162
10%	$70,487
15%	$46,695
20%	$34,984

Table 19.3-2 Sensitivity Analysis: Varying Limestone Mining Cost

Limestone Mining Costs Per Ton	NPV (thousands)
$4.50	$115,423
$5.50	$97,083
$6.50	$78,743
$7.50	$60,403
$8.50	$42,063

Table 19.3-3 Sensitivity Analysis: Varying TLC East Area Mining Cost

Contractor TLC East Cost	NPV (thousands)
$4.50	$110,575
$5.50	$109,053
$6.50	$107,532
$7.50	$106,010
$8.50	$104,488

Table 19.3-4 Sensitivity Analysis: Varying Contractor Stripping Cost

Contractor Stripping Cost	NPV (thousands)
$2.00	$111,955
$3.00	$103,087
$4.00	$94,218
$5.00	$85,350
$6.00	$76,481

Table 19.3-5 Sensitivity Analysis: Varying All Mining and Contract Mining and Stripping Costs

All Mining Costs % Increase	NPV (thousands)
0%	$109,738
5%	$103,945
10%	$98,153
15%	$92,360
20%	$86,567

Table 19.3-6 Sensitivity Analysis: Varying Limestone Price

Limestone Price Change	NPV (thousands)
-20%	$60,014
-10%	$84,876
0%	$109,738
10%	$134,600
20%	$159,462

20Adjacent Properties

Adjacent to the TLC property, there are many aggregate operations with quarries in the Edwards limestone. Some of these smaller privately owned operations have allowed the sampling or, in one instance, drilling on their property in exchange for the geologic data. The data the QP considered material to the geologic model was utilized for the resource estimate. The adjacent property data used was identified in Section 7.2 of this report.

21Other Relevant Data and Information

All data relevant to the supporting studies and estimates of mineral resources and reserves have been included in the sections of this TRS. No additional information or explanation is necessary to make this TRS understandable and not misleading.

22Interpretation and Conclusions

22.1Interpretations and Conclusions

Geologically, the deposit is a simple tabular, single bed limestone deposit with no structure and a shallow dip angle. The formation has been proven by regional, detailed local sampling, and drilling that the quality and thickness are very consistent. Because of this simple geology, the mining method is straightforward and consists of uncomplicated open pit mining.

TLC has been in operation for many decades during varying economic and market conditions and the TLC operation has maintained a steady market share. The mining operation has been modernized over the last 25 years which has allowed it to optimize mining so that high grading is minimized. The economic analysis and the quantity of Proven and Probable Reserves indicate the operation reasonably has approximately 65 years of estimated mine life at current production levels.

22.2Risks and Uncertainties

Internal to the mining operation, risks and uncertainties are minimal because of the uncomplicated geology and the employment of a standard mining method. Governmental, legal and regulatory risks, such as greenhouse gases, could adversely affect the market the TLC operation supplies.

23Recommendations

Recommended mining projects include: determining if there is an economic benefit to mining lower stripping ratio reserves sooner than projected and evaluating economic benefits versus the cost of reducing haulage time by moving the primary crusher and conveyor closer to the active mining areas.

Development core drilling could be done in the northwest undeveloped area of the mine to prepare for mining in the future.

24References

Brand JP. 1953. Cretaceous of Llano Estacado of Texas. BEG. TUTA. RI#20. 67 pgs. Bureau of Economic Geology. 1992. Geology of Texas. SM 2. TUTA. 1 pg.

Bowers R, Vickers K, TerraCon. 1997. Resource Estimate. USLM Internal Report. 15 pgs.

Butler Dr. DR. 2021. Physical Regions of Texas. Texas Almanac Website. [Accessed 2021]. https://www.texasalmanac.com/articles /physical-regions Cass C. 2021. Personal Communication. Firmatek LLC.

Collins EW. Baungardner Jr. RW. Geologic Map of the East Part of Cleburne Texas, 30 x 30 minute Quadrangle: South of Fort Worth- Interstate 35W Corridor. 2011. STATEMAP. NCGMP. BEG. TUTA. 1pg.

Digital Atlas of Ancient Life. Geology of the Western Interior Seaway. NSF DBI 1645520 [Accessed 2021]. https://www.cretaceousatlas.org/geology.

Dorsey. 2019. How will the new rules affect the definitions of mineral reserves, probable mineral reserves and proven mineral reserves? Understanding the SEC’s New Mining Disclosure Rules. [Accessed 2021]. https://www.dorsey.com /newsresources/publications/client-alerts/2019/02/new-mining-disclosure-rules- 2019#:~:text=A%20proven%20mineral%20reserve%20is,tonnage%20and%20grade%20or%20quality.

Kyle, JR. 2018. Industrial Minerals of Texas (map). TEBG. 1 pg.

Kyle J R, Elliot B H. 2019. Past, Present, and Future of Texas Industrial Minerals. M, M & E. 36:475–486.

Lewis, A A.1955. Investigation of limestone properties in Johnson and Hill Counties, Texas: Texas Lime Company Internal Report, 62 pgs.

Lewis, AA. 1958. Drill Hole Data Map Clyde McClung Property, Area No. 1: Texas Lime Company Internal map, scale 1 inch = 200 feet.

Lozo FE. et al. 1959. Symposium on Edwards Limestone in Central Texas. BEG. TUTA. P#5905. 40-42

Roberson DS. 1972. The Distribution and Significance of Circular Bioherms in the Edwards Limestone of Central Texas. BGS. BU.

40 pgs.

Swanson RG. 1981. Shell Sample Examination Manual. MIES1. AAPG. 102 pgs.

Texas Railroad Commission Website.2021. Chapter 3, Oil & Gas Division. [Accessed 2021]. ttps://texreg.sos.state.tx.us/public

/readtac$ext.ViewTAC?tac_view=4&ti=16&pt=1&ch=3&rl=Y.

US Census.2020. Bureau of Quick Facts. USFG. [Accessed 2021]. https://www.census.gov/quickfacts.

USGS. 2021. MapView Website. [Accessed 2021]. https://ngmdb.usgs.gov/mapview/?center=-97,39.6&zoom=4. US Geological Survey. 2023. Mineral Commodity Summaries 2023. Stone (Crushed). pg. 154. USGS. 200 pgs.

25Reliance on Information Provided by the Registrant

The QP has relied upon information and data from TLC and USLM personnel and historical records in completing this TRS. This material included written reports and statements of other individuals and companies with whom it does business. The material also includes permits, licenses, historical exploration data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, mine equipment specifications and summaries, records, and equipment lists. The QP believes that the assumptions were factual and accurate and that the interpretations were reasonable. This material has been relied upon in the mine planning, capital and cost planning, and reviewed. The TLC mine engineer assisted the QP in reviewing these materials and performed the final reserve modeling and economic analysis under the direction of the QP. There is no reason to believe that any material facts have been withheld or misstated. In his professional judgment, the QP has taken all appropriate steps to ensure that the information or advice from TLC and USLM personnel and records and outside entities are accurate. The QP does not disclaim any responsibility for this Technical Report Summary.

Appendix A: List of Data included in the Geologic Model

Appendix B: Annual Cash Flow Analysis

Texas Lime - Discounted Cash Flow
In Thousands
Discount Factor 6.43%
NPV $109,738

	2024	2025	2026	2027	2028	2029
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(9,735)	$(9,735)	$(9,735)	$(9,735)	$(9,735)	$(9,735)
-Depreciation	$(2,067)	$(2,010)	$(2,524)	$(2,779)	$(3,195)	$(3,406)
Taxable Income	$8,520	$8,576	$8,063	$7,808	$7,392	$7,181
-Tax	$(1,708)	$(1,720)	$(1,617)	$(1,565)	$(1,482)	$(1,440)
+Depreciation	$2,067	$2,010	$2,524	$2,779	$3,195	$3,406
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$7,563	$6,652	$6,755	$6,806	$6,890	$7,832

	2030	2031	2032	2033	2034	2035
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(9,735)	$(10,035)	$(10,035)	$(11,324)	$(11,059)	$(11,059)
-Depreciation	$(3,094)	$(3,171)	$(3,351)	$(3,206)	$(3,491)	$(3,671)
Taxable Income	$7,493	$7,116	$6,936	$5,791	$5,772	$5,592
-Tax	$(1,502)	$(1,427)	$(1,391)	$(1,161)	$(1,157)	$(1,121)
+Depreciation	$3,094	$3,171	$3,351	$3,206	$3,491	$3,671
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$7,769	$6,645	$6,681	$5,621	$5,890	$6,826

	2036	2037	2038	2039	2040	2041
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(11,059)	$(10,722)	$(9,698)	$(9,730)	$(9,130)	$(9,130)
-Depreciation	$(3,311)	$(3,041)	$(3,401)	$(3,311)	$(3,311)	$(3,671)
Taxable Income	$5,952	$6,559	$7,223	$7,280	$7,880	$7,520
-Tax	$(1,193)	$(1,315)	$(1,448)	$(1,460)	$(1,580)	$(1,508)
+Depreciation	$3,311	$3,041	$3,401	$3,311	$3,311	$3,671
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$6,754	$6,069	$6,960	$6,917	$7,396	$8,368

	2042	2043	2044	2045	2046	2047
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(9,430)	$(9,430)	$(9,430)	$(9,430)	$(9,430)	$(9,430)
-Depreciation	$(3,311)	$(3,041)	$(2,861)	$(2,861)	$(3,041)	$(3,041)
Taxable Income	$7,580	$7,850	$8,030	$8,030	$7,850	$7,850
-Tax	$(1,520)	$(1,574)	$(1,610)	$(1,610)	$(1,574)	$(1,574)
+Depreciation	$3,311	$3,041	$2,861	$2,861	$3,041	$3,041
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$8,056	$7,102	$7,066	$7,066	$7,102	$8,002

	2048	2049	2050	2051	2052	2053
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(9,730)	$(8,409)	$(8,409)	$(8,409)	$(8,409)	$(8,409)
-Depreciation	$(3,041)	$(3,041)	$(3,311)	$(3,581)	$(3,761)	$(3,761)
Taxable Income	$7,550	$8,872	$8,602	$8,332	$8,152	$8,152
-Tax	$(1,514)	$(1,779)	$(1,725)	$(1,670)	$(1,634)	$(1,634)
+Depreciation	$3,041	$3,041	$3,311	$3,581	$3,761	$3,761
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$7,762	$7,919	$7,973	$8,027	$8,063	$8,963

	2054	2055	2056	2057	2058	2059
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(8,409)	$(8,409)	$(8,409)	$(8,409)	$(8,409)	$(12,128)
-Depreciation	$(3,581)	$(3,311)	$(3,041)	$(3,311)	$(3,761)	$(3,761)
Taxable Income	$8,332	$8,602	$8,872	$8,602	$8,152	$4,432
-Tax	$(1,670)	$(1,725)	$(1,779)	$(1,725)	$(1,634)	$(889)
+Depreciation	$3,581	$3,311	$3,041	$3,311	$3,761	$3,761
-Capital Expenses	$(1,315)	$(2,215)	$(2,215)	$(2,215)	$(2,215)	$(1,315)
Free Cash Flow	$8,927	$7,973	$7,919	$7,973	$8,063	$5,989

	2060	2061	2062	2063	2064	2065
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(12,128)	$(10,688)	$(10,993)	$(10,478)	$(10,478)	$(10,478)

-Depreciation	$(3,401)	$(3,041)	$(2,411)	$(1,288)	$(862)	$(616)
Taxable Income	$4,792	$6,592	$6,918	$8,555	$8,982	$9,228
-Tax	$(961)	$(1,322)	$(1,387)	$(1,715)	$(1,801)	$(1,850)
+Depreciation	$3,401	$3,041	$2,411	$1,288	$862	$616
-Capital Expenses	$(1,315)	$(1,315)	$(1,315)	$-	$-	$-
Free Cash Flow	$5,917	$6,996	$6,626	$8,128	$8,043	$7,994

	2066	2067	2068	2069	2070	2071
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)
-Depreciation	$(369)	$(123)	$-	$-	$-	$-
Taxable Income	$9,474	$9,720	$9,844	$9,844	$9,844	$9,844
-Tax	$(1,899)	$(1,949)	$(1,974)	$(1,974)	$(1,974)	$(1,974)
+Depreciation	$369	$123	$-	$-	$-	$-
-Capital Expenses	$-	$-	$-	$-	$-	$-
Free Cash Flow	$7,944	$7,895	$7,870	$7,870	$7,870	$7,870

	2072	2073	2074	2075	2076	2077
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)
-Depreciation	$-	$-	$-	$-	$-	$-
Taxable Income	$9,844	$9,844	$9,844	$9,844	$9,844	$9,844
-Tax	$(1,974)	$(1,974)	$(1,974)	$(1,974)	$(1,974)	$(1,974)
+Depreciation	$-	$-	$-	$-	$-	$-
-Capital Expenses	$-	$-	$-	$-	$-	$-
Free Cash Flow	$7,870	$7,870	$7,870	$7,870	$7,870	$7,870

	2078	2079	2080	2081	2082	2083
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)	$(10,478)
-Depreciation	$-	$-	$-	$-	$-	$-
Taxable Income	$9,844	$9,844	$9,844	$9,844	$9,844	$9,844
-Tax	$(1,974)	$(1,974)	$(1,974)	$(1,974)	$(1,974)	$(1,974)
+Depreciation	$-	$-	$-	$-	$-	$-
-Capital Expenses	$-	$-	$-	$-	$-	$-
Free Cash Flow	$7,870	$7,870	$7,870	$7,870	$7,870	$7,870

	2084	2085	2086	2087	2088	2089
Tons Limestone Sold	1,600	1,600	1,600	1,600	1,600	1,600

Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	$20,321	$20,321	$20,321	$20,321	$20,321	$20,321
-Operating Costs	$(10,478)	$(10,478)	$(8,198)	$(8,198)	$(8,198)	$(7,943)
-Depreciation	$-	$-	$-	$-	$-	$-
Taxable Income	$9,844	$9,844	$12,123	$12,123	$12,123	$12,379
-Tax	$(1,974)	$(1,974)	$(2,431)	$(2,431)	$(2,431)	$(2,482)
+Depreciation	$-	$-	$-	$-	$-	$-
-Capital Expenses	$-	$-	$-	$-	$-	$-
Free Cash Flow	$7,870	$7,870	$9,693	$9,693	$9,693	$9,897

2090
Tons Limestone Sold	500
Sales Price/Ton	$12.70
Revenue	$6,350
-Operating Costs	$(2,396)
-Depreciation	$-
Taxable Income	$3,955
-Tax	$(793)
+Depreciation	$-
-Capital Expenses	$-
Free Cash Flow	$3,162